UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 6)

                     DWS RREEF Real Estate Fund, Inc. (SRQ)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                    233384106
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                                 (CUSIP NUMBER)

                             Susan L. Ciciora Trust
                           c/o Stephen C. Miller, Esq.
                          and Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 2009
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 233384106

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  1   NAME OF REPORTING PERSONS

             Susan L. Ciciora Trust
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS (See instructions)
             WC OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                      |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Alaska
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            NUMBER OF            7     SOLE VOTING POWER
             SHARES                     2,596,016
                               -------------------------------------------------
          BENEFICIALLY           8     SHARED VOTING POWER
            OWNED BY
                               -------------------------------------------------
              EACH               9     SOLE DISPOSITIVE POWER
            REPORTING                  2,596,016
                               -------------------------------------------------
           PERSON WITH           10    SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,596,016
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             16.52%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

CUSIP NO. 233384106
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  1   NAME OF REPORTING PERSONS

             Stewart R. Horejsi
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

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  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
              NUMBER OF               7     SOLE VOTING POWER
                SHARES                             0
                                    --------------------------------------------
             BENEFICIALLY             8     SHARED VOTING POWER
               OWNED BY                            0
                                    --------------------------------------------
                 EACH                 9     SOLE DISPOSITIVE POWER
              REPORTING                            0
                                    --------------------------------------------
             PERSON WITH              10    SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

CUSIP NO. 233384106
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Alaska Trust Company
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             ALASKA
--------------------------------------------------------------------------------
             NUMBER OF             7      SOLE VOTING POWER
              SHARES                             0
                                 -----------------------------------------------
           BENEFICIALLY            8      SHARED VOTING POWER
             OWNED BY                            0
                                 -----------------------------------------------
               EACH                9      SOLE DISPOSITIVE POWER
             REPORTING                           0
                                 -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             OO
--------------------------------------------------------------------------------

                  Amendment No. 6 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock of DWS RREEF Real Estate Fund, Inc. (the "Issuer"), a Maryland corporation having its principal executive offices at 345 Park Avenue, New York, NY 10154-0004. Items 4 and 7 of this Statement, previously filed by the Susan L. Ciciora Trust (the "Trust") as the direct beneficial owner of shares, and, by virtue of certain relationships previously described in this Statement, by Stewart R. Horejsi and by the Alaska Trust Company ("ATC", together with Mr. Horejsi and the Trust collectively referred to herein as the "Reporting Persons"), are hereby amended as set forth below.


Item 4. Purpose of Transaction.

No change except for the addition of the following:

On November 5, 2009, the Trust and Mr. Horejsi entered into a Cooperation and Voting Agreement with the Issuer and its adviser (the "Agreement") whereby the Trust agreed, among other things, (i) not to pursue its previously announced proposals related to the operation and governance of the Issuer and, (ii) as recommended by the Board of Directors of the Issuer, to vote in favor of the proposed liquidation and dissolution to be considered by stockholders for approval at the upcoming annual meeting of stockholders (the "Annual Meeting"). As part of the Agreement, the Issuer has terminated the Rights Agreement dated August 18, 2009, and has amended its bylaws to provide that the provisions of the Maryland Control Share Acquisition Act will not apply to the acquisition of shares of the Issuer's common stock by any stockholder, so long as such stockholder's voting power in the election of directors of the Issuer remains below one-third of all such voting power. Accordingly, in addition to being able to vote Shares presently held, the Trust will be free to vote at the Annual Meeting all Shares purchased after the date of this filing and prior to the record date for the Annual Meeting, so long as the Trust's voting power remains below one-third of all such voting power.

Depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other persons or entities that may act with the Reporting Persons (collectively referred to as the "Other Persons") may from time to time purchase Shares, and any of the Reporting Persons or Other Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 7. Material to be Filed as Exhibits.

Exhibit 3 Form of Cooperation and Voting Agreement between the Trust and the Issuer

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 6, 2009


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas Blattmachr
Douglas Blattmachr, as President of Alaska Trust Company, trustee of the Trust

Exhibit 3

                                    FORM OF
                        COOPERATION AND VOTING AGREEMENT

     This Cooperation and Voting Agreement (the "Agreement") is made and entered into effective as of the [_] of November, 2009 by and among DWS RREEF Real Estate Fund, Inc., a Maryland corporation (the "Fund"), Deutsche Investment Management Americas Inc., a Delaware corporation ("DIMA"), the Susan L. Ciciora Trust, an irrevocable grantor trust domiciled in Alaska ("Ciciora") and Mr. Stewart R. Horejsi ("Horejsi" and, together with Ciciora, individually and collectively, the "Covered Stockholders").

     WHEREAS, as of the date hereof, the Covered Stockholders are in the aggregate the record and legal owners of or beneficial owners of (the terms "beneficial owner" or "beneficial ownership" as used throughout this Agreement have the same meaning ascribed thereto in Rule 13d-3 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act")) 2,596,016 shares of common stock of the Fund (the "Owned Shares" and, together with any Fund securities of which such Covered Stockholders, or any affiliates thereof (the term "affiliate" as used throughout this Agreement has the same meaning ascribed thereto in Rule 12b-2 under the Exchange Act; provided that RREEF America, L.L.C. ("RREEF") shall be deemed to be an affiliate of DIMA for purposes of this Agreement), acquire beneficial ownership after the date hereof, whether by purchase, acquisition, exchange or upon exercise of options, warrants, conversion of other securities or otherwise, are collectively referred to herein as the "Covered Shares");

     WHEREAS, on June 8, 2009, Ciciora filed with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement on Schedule 14A (the "Ciciora Proxy Statement") under the Exchange Act stating an intention to solicit proxies to vote at the Fund's next annual meeting of stockholders (including any adjournment(s) or postponement(s) thereof, the "Annual Meeting") in favor of Ciciora's proposals enumerated therein;

     WHEREAS, on August 17, 2009 the Fund issued a press release announcing, among other things, that (i) the Board of Directors of the Fund (the "Board") intended to provide the stockholders of the Fund with an opportunity to vote on the liquidation of the Fund at the Annual Meeting and (ii) the Board had approved the adoption of a new rights dividend and new "rights agreement" (such "rights agreement" being entered into between the Fund and The Bank of New York Mellon, as rights agent, dated August 18, 2009, the "Rights Agreement");

     WHEREAS, on September 14, 2009, the Fund issued a press release announcing the record and meeting dates for its 2009 Annual Meeting of Stockholders;

     WHEREAS, on September 23, 2009, in accordance with the advance notice provision contained in the Fund's by-laws, Ciciora submitted to the Fund a number of proposals (the "Proposals"), substantially similar to those contained in the Ciciora Proxy Statement, for consideration at the Annual Meeting, including, but not limited to, proposals to elect Ciciora's nominees to the Board, to terminate the Investment Management Agreement between the Fund and DIMA and to terminate the Investment Advisory Agreement between DIMA and RREEF with respect to the Fund;

     WHEREAS, on October 9, 2009, the Fund filed with the Commission a preliminary proxy statement on Schedule 14A under the Exchange Act recommending that stockholders of the Fund approve the liquidation and dissolution of the Fund (the "Liquidation") pursuant to a Plan of Liquidation and Dissolution described therein (the "October Plan"); and

     WHEREAS, the Covered Stockholders have expressed a willingness to withdraw the Proposals and to cooperate with DIMA and the Fund in support of the Liquidation during the period beginning on the date hereof and ending December 31, 2012 (such period being referred to herein as the "Voting Period");

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Covered Stockholder Obligations. Effective upon execution of this Agreement the Covered Stockholders agree that:

     (a) The execution of this Agreement constitutes the withdrawal of the Proposals by the Covered Stockholders.

     (b) The Covered Stockholders shall, within one business day of executing this Agreement, make an amended filing with the Commission on Schedule 13D under the Exchange Act and issue a press release, each stating that the Covered Stockholders (i) have withdrawn the Proposals and
          (ii) will take action to support the Liquidation. Except as set forth in Section 13, this Agreement shall not otherwise restrict the rights of Covered Stockholders to purchase shares of the Fund.

     (c) The Covered Stockholders, and their affiliates, shall not submit any of the Proposals or any other proposal at the Annual Meeting.

     (d) The Covered Stockholders, and their affiliates, shall not take action to nominate or present any person for election to the Board at the Annual Meeting.

     (e) The Covered Stockholders, and their affiliates, shall not submit any requests or demands to exercise the Covered Stockholders' rights of inspection during the Voting Period, and this Agreement constitutes the withdrawal of any such request already made.

     (f) The Covered Shares shall be voted in favor of the Liquidation at the Annual Meeting and, during the Voting Period, in favor of any plan of liquidation and dissolution recommended by the Board for approval by stockholders of the Fund that is materially the same as the October Plan (each such plan of liquidation and dissolution, a "Plan"). During the Voting Period, the Covered Stockholders will use their best efforts to effect stockholder approval of the Liquidation, including, but not limited to, taking all reasonable measures requested from time to time by DIMA or the Fund to support stockholder approval of the

          Liquidation, such as making public statements in support of the Liquidation in addition to those described in Section 1(b) hereof, provided that a Covered Stockholder shall be under no obligation to undertake a requested action if carrying out such requested action would reasonably cause the Covered Stockholder to incur material out of pocket expenses.

     (g) For the purpose of carrying out the intent of each party in executing this Agreement, including effecting the intent expressed in Section 1(f) hereof, each Covered Stockholder hereby agrees that during the Voting Period, at the Annual Meeting and any subsequent annual or special meeting of stockholders of the Fund, or at any adjournment(s) or postponement(s) thereof, such Covered Stockholder and any affiliates thereof shall (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) with respect to each matter brought to a stockholder vote at such meeting, vote the Covered Shares (or cause the Covered Shares to be voted), in person or by proxy, in accordance with the recommendation of the Board, including, without limitation, in favor of each director nominated and recommended by the Board for election at any such meeting. For the purpose of carrying out the intent of each party in executing this Agreement, including effecting the intent expressed in Section 1(f) hereof, each Covered Stockholder further agrees that until the polls close with respect to voting on a Plan at the Annual Meeting, it, and its affiliates, will not sell or otherwise dispose of the Covered Shares.

     (h) Each Covered Stockholder hereby agrees that during the Voting Period such Covered Stockholder and any affiliates thereof shall (i) refrain from directly or indirectly making any stockholder proposals at any meeting of the stockholders of the Fund; (ii) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's recommendations on any matters submitted to the stockholders of the Fund; (iii) refrain from proposing any nominees for election to the Board; (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund's assets, in each case, except with the consent of the Fund; (v) refrain from executing any written consent with respect to any shares of the Fund, except with consent of the Fund; (vi) refrain from joining or participating in any "group," as defined in Section 13(d)(3) of the Exchange Act, concerning the Fund other than for the purpose of supporting a liquidation and dissolution of the Fund in accordance with a Plan; (vii) refrain from seeking the removal of or voting in favor of the removal of any member of the Board; (viii) refrain from seeking control or influence over the management or policies of the Fund and (ix) refrain from calling or requesting the call of any special meeting of the stockholders of the Fund.

     (i) Each Covered Stockholder severally and not jointly hereby agrees that during the Voting Period, neither such Covered Stockholder nor any affiliates thereof shall purchase or acquire the right to vote any shares of the Fund's preferred stock.

2. Fund and DIMA Obligations. Subject to the prior satisfaction of Sections 1(a) and 1(b) hereof by the Covered Stockholders, the Fund and DIMA agree that:

     (a) The Fund shall publicly announce a revised Annual Meeting date of January 29, 2010 with a record date of December 21, 2009.

     (b) The Fund shall terminate the Rights Agreement and shall publicly announce the termination thereof.

     (c) The Board shall adopt an amendment to the By-laws of the Fund stating that the provisions of Sections 3-701 to 3-709 of the Maryland General Corporation Law (the "MGCL") shall not apply to the acquisition of shares of capital stock of the Fund by any person, and any affiliates or associates thereof (as the term "associate" is defined in Section 3-701 of the MGCL), so long as such person's voting power in the election of directors of the Fund (which are to be elected by the holders of the common stock of the Fund), together with the voting power in the election of directors of the Fund (which are to be elected by the holders of the common stock of the Fund) of all affiliates and associates (as the term "associate" is defined in Section 3-701 of the MGCL) thereof, excluding any such voting power solely by virtue of a revocable proxy, remains below one-third of all such voting power. The Fund shall publicly announce the adoption of such amendment to its Bylaws.

     (d) The Fund shall use best efforts to solicit proxies to be voted in favor of a Plan at the Annual Meeting (including hiring a nationally recognized proxy solicitation firm who shall solicit proxies by phone). Based on the facts presented and subject to the Board's business judgment, the Fund may adjourn the Annual Meeting to solicit proxies to be voted in favor of a Plan at the Annual Meeting and, during the Voting Period, any subsequent meeting of stockholders of the Fund at which a Plan is put to a stockholder vote.

     (e) If a Plan is not approved at the Annual Meeting, the Board shall submit a Plan to stockholders of the Fund for a vote at least once during each calendar year thereafter until the expiration of the Voting Period.

3. No Disparagement. During the Voting Period, each party hereto and all affiliates thereof shall refrain from directly or indirectly (i) disparaging, impugning or taking any action reasonably likely to damage the reputation of any other party or their respective affiliates, including, in each case, the members, trustees, directors, officers or employees thereof, or any of the members of the Board and (ii) making any public statements inconsistent with its obligations under Section 1 hereof. The Covered Stockholders will, within one business day of executing this Agreement, disable and remove the website posted at http://www.srqsro.com, which may be accomplished by the publishing of a blank page on the website within one business day of executing this Agreement, allowing that blank page to propagate through the Internet and then removing and disabling the website. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. No Assignment. This Agreement shall be binding upon the parties and, except as otherwise provided herein, upon their respective legal successors. No party may assign this Agreement without the prior written consent of each other party and any such attempted assignment shall be void.

5. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the parties shall be governed by the laws of the State of New York, without regard to conflict of laws rules. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any controversy brought in any such court has been brought in an improper or inconvenient forum.

6. Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to another party for which monetary damages shall not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by another party of its obligations under this Agreement, each non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Paragraphs 1 and 2 of this Agreement. Each party hereby waives any requirements for the securing or posting of any bond with any such equitable remedy.

7. Modification. No modification, amendment, supplement to or waiver of this Agreement of any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by all parties.

8. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the parties underlying the invalid, illegal or unenforceable provision or provisions.

9. No Waiver. A waiver or breach or default under this Agreement shall not be a waiver of any other or subsequent breach or default. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition unless such term or condition is expressly waived in writing.

10. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

11. Certifications. Each Covered Stockholder agrees to provide the Fund promptly upon request complete and accurate documentation certified by such Covered Stockholder and all affiliates thereof stating as of the time of the request (i) the number of Fund securities of which such person is the record and legal owner, (ii) the number of Fund securities of which such person is the beneficial owner, (iii) the number of Fund securities over which such person has voting power and (iv) the number of Fund securities of which such person has the right to acquire regardless of when such rights may be exercised and whether they are conditional, and securities in which such person has any economic interest, including, without limitation, pursuant to any derivative security, contract or instrument in any way related to securities of the Fund. Each Covered Stockholder, and all affiliates thereof, shall supply the Fund with the certifications described in this Section 11 within one business day of the execution of this Agreement by such Covered Stockholder.

12. Entire Agreement. This Agreement and any other written agreement entered into by the parties on or after the date of this Agreement shall constitute the entire Agreement among the parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the parties respecting the subject matter hereof.

13. Confidentiality. Each Covered Stockholder agrees that it will not trade or transact in, and will not permit any affiliates to trade or transact in, securities of the Fund (including, without limitation, options and warrants on securities of the Fund; instruments convertible into securities of the Fund and derivative securities, contracts or instruments in any way related to securities of the Fund) while such Covered Stockholder, or one or more affiliate thereof, is in possession of material non-public information regarding the Fund. Confidential Information (as defined below) shall be used by each Covered Stockholder solely for the purpose of complying with the intent of this Agreement, and not in any way directly or indirectly detrimental to the Fund, the Board, DIMA and/or their respective affiliates. In connection with the performance of this Agreement, the Covered Stockholders may obtain access to non-public, confidential or proprietary information about the Fund, the Board, DIMA and/or their respective affiliates (in any form whatever, "Confidential Information"). The term "Confidential Information" does not include any information that at the time of disclosure (a) is generally known by the public (other than as a result of its disclosure directly or indirectly by one or more of the Covered Stockholders or any trustee, officer, family member, employee, agent, partner, affiliate or advisor thereof, collectively, "Representatives")) or (b) is available to the Covered Stockholders on a non-confidential basis from a source other than the Fund, provided that such source is not and was not bound by a confidentiality agreement or other legal duty of confidentiality to the Fund. Each Covered Stockholder represents that its trustees, employees, directors and officers, if any, are bound by a legal duty of confidentiality to the applicable Covered Stockholder. In the event that a Covered Stockholder become legally compelled (by deposition, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, such Covered Stockholder shall provide written notice to the Fund promptly after such request and prior to responding so that the Fund may seek a protective order or other appropriate remedy (and each such Covered Stockholder agrees to cooperate with the Fund in connection with seeking such order or other remedy). In the event that such protective order or other remedy is not obtained, each applicable Covered Stockholder agrees to furnish, and permit its Representatives to furnish, only that portion of the Confidential Information which such Covered Stockholder is advised by written opinion of counsel is legally required and to exercise best efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

14. Further Assurances. From time to time, at the request of another party and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to carry out the intent of this Agreement.

15. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15):

                    if   to the Fund:

                    One Beacon Street
                    Boston, Massachusetts 02108
                    Tel: (617) 295-2572
                    Facsimile: (617) 295-4326
                    Attn: John Millette, Vice President and Secretary

                    with copies to:

                    Ropes & Gray LLP
                    One International Place
                    Boston, Massachusetts 02110
                    Tel: (617) 951-7393
                    Facsimile: (617) 235-0040
                    Attn: John W. Gerstmayr, Esq.

                    if to DIMA:

                    Deutsche Investment Management Americas Inc.,
                    345 Park Avenue
                    New York, NY 10154
                    Telephone: (212) 454-6187
                    Facsimile: (646) 257-3093
                    Attention: A-Thomas Smith


                    if   to a Covered Stockholder:

                    Stephen C. Miller
                    2344 Spruce Street
                    Suite A
                    Boulder CO 80303
                    Tel: (303) 442-2156
                    Facsimile: (303) 245-0420

16. No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns under Section 4 hereof, if any, and nothing herein expressed or implied shall give or be construed to give to any person, other than (i) the parties hereto and such successors and assigns and (ii) the persons described in clause (i) of
     Section 3 with respect to Section 3 hereof, any legal or equitable rights hereunder.

17. No Presumption Regarding Drafting. Each party hereto acknowledges that it has reviewed this Agreement prior to its execution and that changes were made to this Agreement based upon its comments. If any disputes arise with respect to the interpretation of any provision of this Agreement, the provision shall be deemed to have been drafted by both of the parties and shall not be construed against any party on the basis that the party was responsible for drafting that provision.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.





DWS RREEF REAL ESTATE FUND, INC.



By:_________________________
Name:  Michael G. Clark
Title:  President
DWS RREEF REAL ESTATE FUND, INC.



By:_________________________
Name:  Rita Rubin
Title:  Assistant Secretary




DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.


By:_________________________
Name:  W. Douglas Beck
Title:  Managing Director
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.



By:_________________________
Name:  Christine Rosner
Title:  Managing Director



SUSAN L. CICIORA TRUST



By:_________________________
Name:
Title:



____________________________
Stewart R. Horejsi